UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 6-K


        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of April, 2004

                      Commission File Number: 333-7484

                         INNOVA, S. de R.L. de C.V.
                  ---------------------------------------
              (Translation of registrant's name into English)

    Insurgentes Sur 694 Piso 8, Col. Del Valle 03100 Mexico, D.F. Mexico
-----------------------------------------------------------------------------
                  (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


          Form 20-F       X                   Form 40-F
                       -------                          ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                                No      X
                       -------                          ------



     (If "Yes" is marked indicate below the file number assigned to the
registrant in connection with Rule 12g-3-2(b): 82         .)
                                                  --------

                                   SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  INNOVA, S. de R.L. de C.V.
                                  -----------------------------------
                                          (Registrant)


Dated: April 28, 2004             By: /s/ Carlos Ferreiro Rivas
                                      ------------------------------
                                  Name:  Carlos Ferreiro Rivas
                                  Title: Chief Financial Officer

[LOGO - SKY]

FOR IMMEDIATE RELEASE


                         INNOVA, S. DE R.L. DE C.V.
                     REPORTS FIRST QUARTER 2004 RESULTS

                    - SUBSCRIBER BASE GROWS TO 886,100 -
                      - NET REVENUES INCREASED 19.1% -
                 - EBITDA INCREASED 42.6% TO PS. 387.1 MM -
                    - EBITDA MARGIN INCREASED TO 35.4% -




o The number of gross active SUBSCRIBERS increased 13.6% to 886,100 as of March 31, 2004 from 779,700 in the first quarter of the previous year.

o REVENUES for the first quarter of 2004 increased 19.1% to Ps. 1,093.1 million from Ps. 917.6 million for the same period of the prior year.

o EBITDA for the first quarter of 2004 increased 42.6% to Ps. 387.1 million from Ps. 271.5 million for the same period of the prior year.

o EBITDA MARGIN increased to 35.4% for the first quarter of 2004 from 29.6% for the same period of the prior year.

Mexico City, April 27, 2004. INNOVA, S. DE R.L. DE C.V., the provider of direct-to-home (DTH) satellite television services under the SKY brand name and the pay-TV market leader in Mexico as measured by the number of subscribers, announced its unaudited consolidated results for the first quarter ended March 31, 2004. The attached results have been prepared in accordance with Mexican GAAP in constant Mexican pesos in purchasing power as of March 31, 2004.


SUBSCRIBER BASE          The number of gross  active  subscribers  increased
---------------          to 886,100 including 50,200 commercial subscribers,
                         as of March 31, 2004. This represents a 13.6% increase from 779,700, including 41,400 commercial subscribers as of March 31, 2003, or an increase of approximately 106,400 gross active subscribers.

                         We believe the increase in the subscriber base was primarily due to the sustained growth in customer activations in response to our aggressive marketing campaigns, high quality and variety of our programming content, unique exclusive events, and the high quality of our customer service.

                         The increase in subscriber base was partially offset by subscriber cancellations during the last quarter, primarily due to the continuing weakness in the Mexican economy. Nevertheless, we continue to experience a decline in the rate of subscriber cancellations as compared to the previous year.



PROGRAMMING CONTENT      During  the  first  quarter of 2004, Sky continued
-------------------      to enhance its programming  content, by adding the
                         following content and exclusive events:

                         o Big Brother VIP3, a 128-day live reality show broadcast, on a pay-TV exclusive basis, 24 hours a day with twenty eight well-known media and entertainment participants;
                         o The pay-TV exclusive broadcast of certain soccer matches of the Mexican 2004 Closing Soccer Tournament;
                         o The pay-TV exclusive broadcast of the America team soccer matches in the "Copa Libertadores" Tournament on a pay-per-view basis;
                         o Launching of "Antena 3", a popular channel broadcast in Spain;
                         o The pay TV broadcast of the US PGA and Champions Golf Tournaments;
                         o The pay TV-exclusive broadcast of certain matches of the Mexican Baseball league; and
                         o The pay TV exclusive broadcast of boxing matches of Morales, Arce and Chavez.

PRICE AND PROMOTIONS     Innova's  current  installation  fee  is  Ps. 899.
--------------------     However,  it is for  free  for  those  residential
                         subscribers   who   agree   to  pay  the   monthly
                         programming fee via automatic charge to a credit card, or those residential subscribers who agree to change from other pay-TV providers to Sky, either paying with credit card or cash.

                         We continue our efforts to improve the subscriber base quality by, among other things, encouraging new and current subscribers to pay their monthly programming services through automatic charge to their credit or debit card.


FINANCIAL REVIEW
----------------


                            FINANCIAL HIGHLIGHTS
                 THREE MONTHS ENDED MARCH 31, 2004 AND 2003
             STATEMENTS PREPARED UNDER MEXICAN GAAP (UNAUDITED)
           MILLION OF CONSTANT MEXICAN PESOS AS OF MARCH 31, 2004

                                    THREE MONTHS ENDED MARCH 31,
                      -------------------------------------------------------
                        2004    % Margin      2003   % Margin     VAR     %

Net Revenues           1,093         100       918        100     175    19
Cost of Sales            322          29       295         32      27     9
                      ------                 -----              -----
Gross Profit             771          71       623         68     148    24

     Selling             236          22       220         24      16     7
     Operations          115          11       100         11      15    15
     Administrative       33           3        31          3       2     6
                      ------                 -----              -----
Total Expenses           384          35       351         38      33     9
                      ------                 -----              -----
EBITDA (1)               387          35       272         30     115    42

EBIT (2)                 196          18        63          7     133   211

(1)  EBITDA  is  defined  as  operating  income  before   depreciation  and
     amortization.

(2) EBIT is defined as operating income before integral cost of financing and taxes.



NET REVENUES             Net revenues  of Ps. 1,093.1 million for the three
                         months  ended  March 31,  2004,  increased  by Ps.
                         175.5 million or 19.1% as compared to the same period of the prior year, primarily due to the growth of our subscriber base, the elimination of the 10% excise tax on telecommunications services and additional pay-per-view revenues of special events.

COST OF SERVICES
AND SALES                Cost of services and sales  increased  by Ps. 26.6
                         million or 9.0% to Ps. 322.0 million for the three
                         months  ended  March 31,  2004 as  compared to the
                         same period of the prior year.  This  increase was
                         primarily   due  to   higher   programming   costs
                         associated with our larger subscriber base.


OPERATING EXPENSES       Total expenses of Ps. 384.0  million for the three
                         months ended March 31, 2004, increased by Ps. 33.2 million or 9.5% as compared to the same period of the prior year, primarily due to higher call center cost, IRD repairs, commission and promotion expenses and free special events.


EBITDA EBITDA of Ps. 387.1 million for the three months ended March 31, 2004, improved by Ps. 115.7 million or 42.6%, as compared to the same period of 2003, primarily due to higher revenues, partially offset by higher cost of services and sales and operating expenses, as described above.

                         As a result, EBITDA margin increased from 29.6% for the first quarter of 2003 to 35.4% for the first quarter of 2004.

EBIT
OPERATING INCOME         EBIT  improved by Ps.  133.6  million or 213.4% to
                         Ps. 196.3  million in the three months ended March
                         31, 2004, as compared to Ps. 62.6 million during the same period of 2003. As a result, EBIT margin increased to 18.0% in the first quarter of 2004 as compared to 6.8% in the first quarter of 2003.


NET INCOME (LOSS)        Innova reported a net income of  Ps. 147.0 million
                         for the three  months  ended  March 31,  2004,  as
                         compared to a net loss of Ps.  (388.5)  million in
                         the same period of 2003. Our improved results were
                         primarily  due to  the  decrease  of our  interest
                         expenses  from  Ps.  280.2  million  in the  first
                         quarter of 2003 to  Ps.189.2  million in the first
                         quarter of 2004;  as well as the improved  foreign
                         exchange  result,  from a net loss of Ps.  (322.9)
                         million in the first quarter of 2003 to a net gain of Ps. 42.4 million in this first quarter of 2004.

                         The peso appreciation of 0.5% versus the U.S. dollar during this first quarter of 2004 as compared to a 3.5% peso devaluation versus the U.S. dollar during the first quarter of 2003, helped us to improve our results.

                         Nevertheless, future devaluations of the peso will likely affect our liquidity and results of
                         operations,       considering       our       U.S.
                         dollar-denominated indebtedness, operating costs and expenses, while our revenues are primarily peso-denominated. Any decrease in the value of the peso against the U.S. dollar could cause us to incur foreign exchange losses, which would reduce our net income.




INNOVA, S. DE R.L. DE C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), The News Corporation Limited, an Australian Corporation ("News Corporation"), and Liberty Media International Inc., a Delaware corporation ("Liberty Media"), (formerly known as Tele-Communications International, Inc.). For more information, please visit www.sky.com.mx.
             --------------

GRUPO TELEVISA S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States. For more information, please visit www.televisa.com.

NEWS CORPORATION, is a diversified international media and entertainment company with operations in seven industry segments: filmed entertainment; television; cable network programming; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Australia, Asia and the Pacific Basin. For more information, please visit www.newscorp.com.

LIBERTY MEDIA INTERNATIONAL, owns and operates broadband cable television and telephony distribution networks and is a provider of diversified programming services in Europe, Latin America and Asia. For more information, please visit www.libertymedia.com.

This press release contains forward-looking statements regarding Innova's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release, including, but not limited to, statements regarding our subscriber base and the impact of changes to foreign currency exchange rates should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

CARLOS FERREIRO
Chief Financial Officer
Innova, S. de R.L. de C.V.
Insurgentes Sur No.694
Col. del Valle
Mexico City, 03100
(5255) 5448-4131
cferreiro@sky.com.mx
--------------------


JUAN CARLOS MUNOZ
Investor Relations
Innova, S. de R.L. de C.V.
(5255) 5448-4000 ext.6658
jmunoz@sky.com.mx

                INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
                 CONSOLIDATED INCOME STATEMENTS (UNAUDITED)
             FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
                   STATEMENTS PREPARED UNDER MEXICAN GAAP
   (THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2004)

                                              THREE MONTHS ENDED MARCH 31,
                                               2004                  2003
                                           ------------         ------------

NET REVENUES                           PS.   1,093,077      PS.     917,642

COST OF SERVICES AND SALES                     322,021              295,387
                                           ------------         ------------

GROSS PROFIT                                   771,056              622,255
                                           ------------         ------------

OPERATING EXPENSES:
Selling                                        235,599              219,523
Operations                                     115,518              100,041
Administrative                                  32,884               31,195
                                           ------------         ------------
                                               384,001              350,759
                                           ------------         ------------

EBITDA                                         387,055              271,496

DEPRECIATION AND AMORTIZATION                  190,800              208,866
                                           ------------         ------------

OPERATING INCOME - EBIT                        196,255               62,630
                                           ------------         ------------

INTEGRAL COST OF FINANCING:
Interest expense                               189,209              280,177
Interest income                                 (3,532)              (8,224)
Foreign exchange loss - net                    (42,386)             322,942
Gain from monetary position                    (95,428)            (127,724)
                                           ------------         ------------
                                                47,863              467,171
                                           ------------         ------------

Special Items & other expense - net              1,216                4,757
                                           ------------         ------------

INCOME (LOSS) BEFORE TAXES                     147,176             (409,298)

Provision for (benefit from)
income and assets tax                               49              (20,840)
Minority interest                                 (173)                   -
                                           ------------         ------------

NET INCOME (LOSS)                      PS.     146,954      PS.    (388,458)
                                           ============         ============


                                INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2004 AND 2003 (UNAUDITED)
                                   Statements prepared under Mexican GAAP
                   (Thousands of Mexican Pesos in purchasing power as of March 31, 2004)

                                                                        2004                     2003
                                                                        ----                     ----

ASSETS
Cash and cash equivalents                                       PS.     441,626     PS.      535,954
Trade accounts receivable                                               157,435              146,338
Value added tax credit                                                    2,035                1,603
Spare parts                                                              10,242               13,435
Prepaid expenses and other                                              164,139              153,111
                                                                    ------------        -------------
TOTAL CURRENT ASSETS                                                    775,477              850,441

PROPERTY AND EQUIPMENT - NET                                          1,359,584            1,545,749

PAS - 9 SATELLITE-NET                                                 1,232,148            1,326,209

OTHER NON-CURRENT ASSETS - NET                                           65,700               94,468
                                                                    ------------        -------------

TOTAL ASSETS                                                    PS.   3,432,909     PS.    3,816,867
                                                                    ============        =============

LIABILITIES
Trade accounts payable and accruals                             PS.     414,035     PS.      468,839
PanAmSat Pas-9                                                           65,066               51,114
Due to affiliated companies and other related parties                   384,385              356,851
Accrued interest                                                         28,019              271,603
Accrued taxes                                                           143,216              178,999
Deferred income - Pre-billed and pre-collected services                 140,462              128,965
                                                                    ------------        -------------
TOTAL CURRENT LIABILITIES                                             1,175,183            1,456,371
                                                                    ------------        -------------

Senior Exchange Notes due 2013                                        3,352,200                    -
Senior Exchange Notes due 2007                                          983,312            4,218,218
Long-term loans from Stockholders                                             -            3,485,934
Long-term interest on Stockholders loans                                      -              817,590
Seniority premiums                                                        1,791                1,398
PanAmSat Pas-9                                                        1,381,519            1,463,547
                                                                    ------------        -------------
TOTAL NON-CURRENT LIABILITIES                                         5,718,822            9,986,687
                                                                    ------------        -------------

TOTAL LIABILITIES                                                     6,894,005           11,443,058
                                                                    ------------        -------------

STOCKHOLDERS' DEFICIT
Capital stock                                                         6,423,975            2,018,382
Accumulated loss                                                    (10,087,778)          (9,271,035)
Income (loss) for the three-month period                                146,954             (388,458)
Excess from restatement-Inflationary effects on Balance Sheet            55,753               14,920
                                                                    ------------        -------------
TOTAL STOCKHOLDERS' DEFICIT                                          (3,461,096)          (7,626,191)
                                                                    ------------        -------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                     Ps.   3,432,909     Ps.    3,816,867
                                                                    ============        =============
